     As filed with the Securities and Exchange Commission on March 31, 2000

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------

                                    FORM 11-K

                  [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended September 30, 1999

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

               For the transition period from ________ to ________


                          -----------------------------

                           Commission File No: 0-14134

                          -----------------------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        THE GOOD GUYS! DEFERRED PAY PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               The Good Guys, Inc.
                              7000 Marina Boulevard
                         Brisbane, California 94005-1830

                              REQUIRED INFORMATION

               The Good Guys! Deferred Pay Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended September 30, 1998 and 1999, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

                                   SIGNATURES

               The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GOOD GUYS! DEFERRED PAY PLAN

By:     The Good Guys! Deferred Pay Plan Administrative Committee



/s/ RONALD A. UNKEFER                                     March 31, 2000
----------------------------------------
(Ronald A. Unkefer)


/s/ VANCE R. SCHRAM                                       March 31, 2000
----------------------------------------
(Vance R. Schram)

                                   APPENDIX 1





                           THE GOOD GUYS!
                           DEFERRED PAY PLAN

                           FINANCIAL STATEMENTS AS OF AND
                           FOR THE YEARS ENDED SEPTEMBER 30, 1999 AND 1998, SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED SEPTEMBER 30, 1999 AND INDEPENDENT AUDITORS' REPORT

THE GOOD GUYS! DEFERRED PAY PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                                        PAGE
INDEPENDENT AUDITORS' REPORT                                                                              1

FINANCIAL STATEMENTS:

  Statements of Assets Available for Benefits
    as of September 30, 1999 and 1998                                                                     2

  Statements of Changes in Assets Available for Benefits
    for the Years Ended September 30, 1999 and 1998                                                       2

  Notes to Financial Statements                                                                          3-8

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE
  YEAR ENDED SEPTEMBER 30, 1999:

  Item 27a - Schedule of Assets Held for Investment Purposes                                              9

  Item 27d - Schedule of Reportable Transactions (series of transactions exceeding 5% of plan assets)     10

  Item 27f - Schedule of Non Exempt Transactions                                                          11

INDEPENDENT AUDITORS' REPORT

Administrative Committee of
The Good Guys!
Deferred Pay Plan:

We have audited the accompanying statements of assets available for benefits of The Good Guys! Deferred Pay Plan (the "Plan") as of September 30, 1999 and 1998, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at September 30, 1999 and 1998, and the changes in assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
------------------------------

March 22, 2000

THE GOOD GUYS! DEFERRED PAY PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 1999 AND 1998
--------------------------------------------------------------------------------

                                                       1999             1998
ASSETS:

Investments, at fair value:
  Investment Company of America                    $ 5,416,380      $ 4,754,313
  New Perspective Fund                               4,371,594        3,461,616
  Bond Fund of America                                 500,057          594,911
  American Balanced Fund                             2,330,678        2,160,772
  Merrill Lynch Retirement Preservation Trust        1,147,578        1,146,563
  The Good Guys! Company Stock Fund                  1,842,400          993,738
  Loans to participants                              1,302,589        1,066,343
                                                   -----------------------------

ASSETS AVAILABLE FOR BENEFITS                      $16,911,276      $14,178,256
                                                   =============================

--------------------------------------------------------------------------------

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED SEPTEMBER 30, 1999 AND 1998
--------------------------------------------------------------------------------

                                                         1999             1998
ADDITIONS TO ASSETS:

Investment income:
  Interest income                                    $    73,676      $    71,813
  Net appreciation in fair value of investments        3,092,745          168,068
                                                     ----------------------------
         Total investment income                       3,166,421          239,881
Contributions                                          2,852,383        3,180,867
                                                     ----------------------------
        Total additions                                6,018,804        3,420,748

DEDUCTIONS FROM ASSETS -

Payments to participants                               3,285,784        1,839,687
                                                     ----------------------------

NET INCREASE                                           2,733,020        1,581,061

ASSETS AVAILABLE FOR BENEFITS:
 At beginning of year                                 14,178,256       12,597,195
                                                     ----------------------------

 At end of year                                      $16,911,276      $14,178,256
                                                     ============================

See notes to financial statements.

THE GOOD GUYS! DEFERRED PAY PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 1999 AND 1998
--------------------------------------------------------------------------------

1.  SUMMARY DESCRIPTION OF PLAN

    The Good Guys! Deferred Pay Plan (the "Plan") is a defined contribution tax deferred savings plan available to employees of The Good Guys, Inc. (the "Company"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974. Employees of the Company may voluntarily commence participation in the Plan on October 1st or April 1st of each year provided they have completed twelve months of continuous service (six months of continuos service for Plan years commencing on and after October 1,
    1999). Participants may contribute up to 20% of their annual compensation to the Plan. However, the sum of the participants' contributions to the Plan and the Company's contribution to The Good Guys! Profit-Sharing Plan on the participants' behalf may not be in excess of the amount allowed for federal income tax purposes. Additional contributions may be made to the Plan by the Company at the option of the Plan's Administrative Committee.

    Each participant's share of assets is segregated in an individual account and invested in accordance with the investment choice elected by the participant. The participants have a choice of six investments, four of those investments are mutual funds, one is a collective trust and one is Company Stock. The prospectuses for these investment options describe the funds as follows:

        Investment Company of America (Equity Growth & Income Fund) - Funds are invested in marketable securities, principally common stock, for long-term growth of capital and income.

        New Perspective Fund (Global Growth Fund) - Funds are invested in common stocks of both foreign and domestic companies for long-term growth of capital.

        Bond Fund of America (Fixed Income Fund) - Funds are invested in marketable fixed-income debt securities, government obligations, and money-market instruments for current income and the preservation of capital.

        American Balanced Fund (Equity Growth & Income Fund) - Funds are invested in a diversified array of equities, debt, and cash instruments for capital preservation, current income, and long-term growth of capital and income.

        Merrill Lynch Retirement Preservation Trust (Cash Equivalents; Collective Trust Fund) - Funds are invested in Guaranteed Investment Contracts, U.S. Government obligations and money market instruments for current income and preservation of capital (see Note 4).

        The Good Guys! Company Stock Fund - Funds are invested in The Good Guys! common stock.

    VESTING - All employee contributions are fully vested at the time of contribution.


    DISTRIBUTION OF BENEFITS - Benefits are payable to employees upon termination of employment, normal retirement, total disability, death, or for financial hardship as defined by the Internal Revenue Service. The Plan provides that all administrative costs be paid by the Company.

    PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. Upon termination, all amounts credited to the participants' accounts will be distributed in accordance with Plan provisions.

    INCOME TAXES - The Plan obtained a determination letter on February 21, 1997, in which the Internal Revenue Service stated that the Plan is in compliance with the applicable requirements of the Internal Revenue Code.

    Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF ACCOUNTING - The accompanying financial statements of the Plan are prepared on the accrual method of accounting.

    USE OF ESTIMATES - In preparing the Plan's financial statements, the administrator is required to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets at the date of the financial statements, and the reported amounts of additions and deductions to assets during the reporting periods. Actual results could differ from these estimates.

    INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at estimated fair value, which is determined by quoted market prices. The Plan holds units of a common collective trust fund, the underlying assets of which are guaranteed investment contracts valued at contract value. Participant loans are carried at amortized cost, which approximates fair value (See Note 4).

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

    BENEFITS are recorded when paid.

    RECLASSIFICATIONS - Certain items have been reclassified to conform with current year presentation for comparative purposes.

3.  PARTICIPANT LOANS

    Under the terms of the Plan and subject to certain limitations as defined in the Plan agreement, participants may borrow against the amount of their vested accounts. Such loans are payable over periods of up to five years, or up to 30 years for the purchase of a primary residence, and bear interest at a rate equal to that charged by institutional lenders for similar loans at the time the loan is made. As of September 30, 1999, there are 315 loans, maturing from 1999 to 2029 with interest rates ranging between 9% and 11%.

4.  FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK

    As required by Financial Accounting Standard No. 105, Disclosure of Information about Financial Investments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk," the following information about the risk characteristics associated with the Merrill Lynch Retirement Preservation Trust (the "Fund") is presented.

    The Fund invests in guaranteed investment contracts ("GIC"), bank investment contracts ("BIC") and other synthetic guaranteed investment contracts issued by selected North American life insurance companies and U.S. banks. The issuer of each investment contract undertakes to repay the principal amounts deposited pursuant to the contract plus accrued interest at fixed or variable rates as specified under its terms. The credit risk of the issuer of each investment contract is evaluated and monitored by the trustee.

    The Fund's policy is to require that the investment contract issuer has ratings no lower than: a rating of AAA from Standard & Poor's or Aa2 from Moody's at the time of purchase.

    The GIC issuer is subject to an analysis of asset quality, liquidity, management quality, surplus adequacy and profitability. Further, the issuer's mortgage loan portfolio and bond holdings are scrutinized for exposure to high risk bonds and geographical concentrations.

    A credit review of all issuers of GICs is performed periodically. The reviews are based upon the external rating services listed above. An investment contract may be identified as substandard or removed from the Fund depending on the degree of deterioration of the issuer's rating. The Trustee may elect to segregate a contract from the Fund, resulting in separate accounting for the investment contract. As a result, participants admitted to the Fund after the contract has been segregated from the Fund will not be affected.

    The Fund's policy is to review a variety of factors prior to selecting a BIC issuer for bidding on BICs. These factors include, but are not limited to, asset quality, liquidity, management quality, profitability and, as is the policy of the Trustee, the Trustee's exposure to the issuing bank. Furthermore, the Fund's investments in BICs are insured by the Federal Deposit Insurance

    Corporation within applicable limits. Such coverage was eliminated effective December 1993, or, for contracts purchased prior to December 1991, at maturity.

5.  INVESTMENTS

    Investments that represent 5% or more of the Plan's net assets at September 30, 1999 and 1998 are separately identified in the following table:

                                                  1999                          1998
                                          -----------------------      ------------------------
                                            Cost      Fair Value         Cost       Fair Value
    Investment Company of America         $4,422,991   $5,416,380      $4,086,382    $4,754,313
    New Perspective Fund                   3,227,526    4,371,594       2,973,381     3,461,616
    American Balanced Fund                 2,111,745    2,330,678       2,089,574     2,160,772
    Merrill Lynch Retirement
      Preservation Trust                   1,147,578    1,147,578       1,146,563     1,146,563
    The Good Guys! Company Stock Fund      1,785,010    1,842,400       1,372,550       993,738
    Loans to participants                  1,302,589    1,302,589       1,066,343     1,066,343


6.  RELATED PARTY TRANSACTIONS

    Certain Plan investments are units of common collected funds managed by Merrill Lynch. Merrill Lynch is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.


7.  FUND INFORMATION

    The following information shows the changes in assets available for benefits by fund type:

CHANGES IN ASSETS AVAILABLE FOR BENEFITS BY FUND
YEAR ENDED SEPTEMBER 30, 1999
--------------------------------------------------------------------------------

                                                                                     MERRILL    THE GOOD
                                                                                     LYNCH       GUYS!
                                    INVESTMENT      NEW       BOND     AMERICAN    RETIREMENT   COMPANY
                                     COMPANY    PERSPECTIVE  FUND OF   BALANCED   PRESERVATION   STOCK     PARTICIPANT
                                    OF AMERICA     FUND      AMERICA     FUND        TRUST        FUND       LOANS           TOTAL
                                    -----------------------------------------------------------------------------------------------
ADDITIONS TO ASSETS:
 Investment income:
   Interest income                                                                                        $   73,676    $    73,676
   Net appreciation (depreciation)
    in fair value of investments    $1,116,913  $1,287,456  $ 16,827  $  264,425  $   66,734  $  340,390           -      3,092,745
 Contributions from participants       973,760     620,854   109,214     372,075     271,477     870,927    (365,924)     2,852,383
                                    -----------------------------------------------------------------------------------------------

          Total additions            2,090,673   1,908,310   126,041     636,500     338,211   1,211,317    (292,248)     6,018,804
                                    -----------------------------------------------------------------------------------------------

DEDUCTIONS FROM ASSETS -
 Participants' withdrawals           1,450,951   1,054,045   163,287     505,821     333,651     287,548    (509,519)     3,285,784
                                    -----------------------------------------------------------------------------------------------

NET INCREASE PRIOR TO
  INTERFUND TRANSFERS                  639,722     854,265   (37,246)    130,679       4,560     923,769     217,271      2,733,020

INTERFUND TRANSFERS                     22,345      55,713   (57,608)     39,227      (3,545)    (75,107)     18,975              -
                                    -----------------------------------------------------------------------------------------------

NET INCREASE (DECREASE)                662,067     909,978   (94,854)    169,906       1,015     848,662     236,246      2,733,020

ASSETS AVAILABLE
FOR BENEFITS:
Beginning of year                    4,754,313   3,461,616   594,911   2,160,772   1,146,563     993,738   1,066,343     14,178,256
                                    -----------------------------------------------------------------------------------------------

End of year                         $5,416,380  $4,371,594  $500,057  $2,330,678  $1,147,578  $1,842,400  $1,302,589    $16,911,276
                                    ===============================================================================================

CHANGES IN ASSETS AVAILABLE FOR BENEFITS BY FUND
YEAR ENDED SEPTEMBER 30, 1998
--------------------------------------------------------------------------------

                                                                                     MERRILL     THE GOOD
                                                                                      LYNCH        GUYS!
                                     INVESTMENT      NEW         BOND   AMERICAN    RETIREMENT    COMPANY
                                      COMPANY    PERSPECTIVE   FUND OF  BALANCED   PRESERVATION    STOCK   PARTICIPANT
                                     OF AMERICA     FUND       AMERICA    FUND        TRUST        FUND      LOANS         TOTAL
                                     ---------------------------------------------------------------------------------------------
ADDITIONS TO ASSETS:
 Investment income:
   Interest income                                                                                         $  71,813  $    71,813
   Net appreciation (depreciation)
    in fair value of investments     $  226,890  $   80,541  $ 24,161  $   59,267  $   62,660  $(285,451)       -         168,068
 Contributions from participants      1,164,492     801,572   136,687     459,479     314,641    768,074    (464,078)   3,180,867
                                     ---------------------------------------------------------------------------------------------

          Total additions             1,391,382     882,113   160,848     518,746     377,301    482,623    (392,265)   3,420,748
                                     ---------------------------------------------------------------------------------------------

DEDUCTIONS FROM ASSETS -
 Participants' withdrawals              850,674     795,152    79,503     308,993     275,316    213,040    (682,991)   1,839,687
                                     ---------------------------------------------------------------------------------------------

NET INCREASE PRIOR TO
  INTERFUND TRANSFERS                   540,708      86,961    81,345     209,753     101,985    269,583     290,726    1,581,061

INTERFUND TRANSFERS                     290,999    (368,184)  (22,685)     51,507     (83,249)    75,260      56,352          -
                                     ---------------------------------------------------------------------------------------------

NET INCREASE (DECREASE)                 831,707    (281,223)   58,660     261,260      18,736    344,843     347,078    1,581,061

ASSETS AVAILABLE
FOR BENEFITS:
Beginning of year                     3,922,606   3,742,839   536,251   1,899,512   1,127,827    648,895     719,265   12,597,195
                                     ---------------------------------------------------------------------------------------------

End of year                          $4,754,313  $3,461,616  $594,911  $2,160,772  $1,146,563  $ 993,738  $1,066,343  $14,178,256
                                     =============================================================================================

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1999
-------------------------------------------------------------------------------

             INVESTMENTS                            UNITS/SHARE        COST          FAIR VALUE
INVESTMENT COMPANY OF AMERICA                          160,926     $ 4,422,991      $  5,416,380

NEW PERSPECTIVE FUND                                   164,072       3,227,526         4,371,594

BOND FUND OF AMERICA                                    40,481         568,213           500,057

AMERICAN BALANCED FUND                                 138,677       2,111,745         2,330,678

MERRILL LYNCH RETIREMENT PRESERVATION TRUST          1,147,578       1,147,578         1,147,578

THE GOOD GUYS! COMPANY STOCK FUND                      268,247       1,785,010         1,842,400

LOANS TO PARTICIPANTS (See Note 3)                                   1,302,589         1,302,589
                                                                   -----------------------------

TOTAL INVESTMENTS                                                  $14,565,652      $ 16,911,276
                                                                   =============================

THE GOOD GUYS! DEFERRED PAY PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
(SERIES OF TRANSACTIONS EXCEEDING 5% OF PLAN ASSETS)
YEAR ENDED SEPTEMBER 30, 1999
--------------------------------------------------------------------------------

                                                    PURCHASES                                   DISPOSITIONS
                                          ------------------------------      ---------------------------------------------
                                              NUMBER OF                         NUMBER OF                            GAIN
FUND                                        TRANSACTIONS        COST          TRANSACTIONS        PROCEEDS          (LOSS)
  Investment Company of America                  65         $ 1,663,497             40          $ 1,689,239       $ 322,638
  New Perspective Fund                           56           1,143,809             39            1,219,951         295,706
  American Balanced Fund                         56             662,911             37              714,859          57,850
  Merrill Lynch Retirement Preservation
     Trust                                      284             430,831             31              438,761          -
  The Good Guys! Company Stock Fund             124           1,129,207             54              325,819         (76,621)

THE GOOD GUYS! DEFERRED PAY PLAN

ITEM 27f -- SCHEDULE OF NONEXEMPT TRANSACTIONS
(TRANSACTIONS EXCEEDING MAXIMUM TIME PERIOD ALLOWED BY ERISA)
YEAR ENDED SEPTEMBER 30, 1999
--------------------------------------------------------------------------------

                        (b)RELATIONSHIP      (c)DESCRIPTION OF TRANSACTION                                              (g)
                        PLAN EMPLOYER        INCLUDING MATURITY DATE,                      (d)     (e)               COST PLUS
(a)IDENTITY OF PARTY    OR OTHER PARTY       RATE OF INTEREST, COLLATERAL,               COST OF   DAYS     (f)       INTEREST
 INVOLVED               IN INTEREST          PAR OR MATURITY VALUE                        ASSET    LATE   INTEREST     (b)+(f)
The Good Guys, Inc.     Plan Sponsor       The Plan breached DOL Regulation                3,079    12        7        $  3,086
                                           2501.3-102 which requires contribution
                                           of defined contribution plans to be               728     8        1            $729
                                           remitted within 15 business days
                                           after the month in which participant          112,550     3       66        $112,616
                                           contribution amounts were withheld
                                           by the employer.  The interest will           110,336     5      107        $110,443
                                           be remitted to the trust in April 2000.
                                                                                          98,431     5       96        $ 98,527
                                                                                       --------------------------------------------
                                                                                         325,124            277        $325,401